JELD-WEN Holding, Inc.

440 S. Church Street, Suite 400

Charlotte, North Carolina 28202

November 13, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Re:	JELD-WEN Holding, Inc.

Registration Statement on Form S-1

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, JELD-WEN Holding, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (as amended, the “Registration Statement”), be declared effective at 3:30 p.m., Eastern Time, on November 15, 2017, or as soon thereafter as practicable. By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, by calling Daniel J. Bursky at (212) 859-8428. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at LDoerre@jeldwen.com and to our counsel, Daniel J. Bursky of Fried, Frank, Harris, Shriver & Jacobson LLP, at daniel.bursky@friedfrank.com.

Very truly yours,

JELD-WEN HOLDING, INC.

By:	/s/ Laura W. Doerre
Laura W. Doerre General Counsel